UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For February 2019

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On February 4, 2019, Check-Cap Ltd. (the “Company”) entered into definitive agreements (the “Purchase Agreements”) with institutional investors providing for the issuance in a registered direct offering of 1,881,500 units, at a purchase price of $2.58 per unit, and 1,024,876 pre-funded units, at a purchase price of $2.57 per unit, for aggregate gross proceeds of approximately $7.5 million. Each unit consists of (i) one ordinary share and (ii) one Series D Warrant to purchase 0.5 ordinary share.   Each pre-funded unit consists of (i) one pre-funded warrant to purchase one ordinary share and (ii) one Series D Warrant to purchase 0.5 ordinary share. Each Series D Warrant will have an exercise price of $2.58 per share, will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The offering is expected to close on or about February 6, 2019, subject to the satisfaction of customary closing conditions.

The Purchase Agreement provides that for a period of twelve months following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreements. The Purchase Agreements also contain representations, warranties, indemnification and other provisions customary for transactions of this nature.

 H.C. Wainwright & Co., LLC (the “Placement Agent”), is serving as exclusive placement agent for the issuance and sale of the securities pursuant to an engagement letter (the “Engagement Letter”) entered into between the Company and the Placement Agent on January 23, 2019. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds of the offering, a management fee of 1% of the gross proceeds of the offering, a non-accountable expenses allowance of $30,000 and reimbursement for legal fees and expenses in the amount of up to $110,000. In addition, pursuant to the Engagement Letter, the Company agreed to issue to the Placement Agent or its designees warrants to purchase up to a total of 7% of the aggregate number of ordinary shares (including ordinary shares issuable upon exercise of pre-funded warrants) to be sold in the transaction, or warrants to purchase up to 203,446 ordinary shares (the “Placement Agent Warrants”). The Placement Agent Warrants will be substantially on the same terms as the Series D Warrants issued in the offering, except that the placement agent warrants will have an exercise price of $3.225 per share (which represents 125% of the investors’ purchase price per unit) and will expire on February 4, 2024.

Copies of the form of the Series D Warrant, the form of Pre-Funded Warrant, the form of Placement Agent Warrant and the form of Securities Purchase Agreement dated as of February 4, 2019 between the Company and the purchasers signatory thereto are attached hereto as Exhibits 4.1, 4.2, 4.3 and 10.1, respectively. A copy of the opinions of Fischer Behar Chen Well Orion & Co. and McDermott Will & Emery LLP relating to the securities is attached as Exhibit 5.1 and Exhibit 5.2 respectively.

Exhibits

Exhibit No.	Description
4.1	Form of Series D Warrant.
4.2	Form of Pre-Funded Warrant.
4.3	Form of the Placement Agent Warrant.
5.1	Opinion of Fischer Behar Chen Well Orion & Co.
5.2	Opinion of McDermott Will & Emery LLP.
10.1	Form of Securities Purchase Agreement dated as of February 4, 2019 by and between Check-Cap Ltd. and the Purchasers signatory thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2019

CHECK-CAP LTD.

By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer